

Leon Tatevossian · 3rd

Adjunct Professor, NYU Tandon and NYU Courant

New York, New York, United States · 500+ connections ·

Contact info

 **New York University**

 **Massachusetts Institute of Technology**

Experience

 **New York University**
12 yrs 5 mos

Adj prof, Math in Finance (Courant) and Finance and Risk Engineering (Tandon)
Sep 2018 – Present · 2 yrs 9 mos
New York, NY and Brooklyn, NY

Adj prof, Math in Finance (Courant)
Jan 2009 – Present · 12 yrs 5 mos
New York, NY

 **Director**
RBC Capital Markets, LLC
May 2009 – Aug 2016 · 7 yrs 4 mos
New York, NY

Group Risk Management - Market Risk (Securitized Products)

 **Principal and Senior Trader, Banc of America Securities LLC**
Bank of America
Jun 2006 – Nov 2007 · 1 yr 6 mos
New York, NY

Quant Strategy/Modeling - Asset Securitization Principal Investment (ASPI) Group, Global Structured Products

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Consultant, Countrywide Securities
Countrywide Capital Markets
Nov 2003 – Apr 2006 · 2 yrs 6 mos
Calabasas, CA and New York, NY

Quant Strategy/Modeling - Treasury/Agency/Repo/MBS/CMBS Desks

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 **Vice President**
Goldman Sachs
Jul 2000 – Feb 2003 · 2 yrs 8 mos
New York, NY

Derivatives Analysis Group - Firmwide Risk (Rates, MBSs, Credit Derivatives Coverage)

Education



Massachusetts Institute of Technology
S.B., Mathematics
1973 – 1977



Brown University
Ph.D. program (ABD), Mathematics (algebraic number theory)
1977 – 1983

Licenses & certifications

Member
Quantitative Work Alliance for Applied Finance, Education, and Wisdom (QWAFAx NEW)
Issued Nov 2019 · No Expiration Date

Associate Member
Fixed Income Investor Network (FIIN)
Issued Sep 2019 · No Expiration Date



Member, Advisory Council
National Museum of Mathematics
Issued Jul 2019 · No Expiration Date

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